July 21, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Uwem Bassey
Larry Spirgel
Anastasia Kaluzienski
Robert Littlepage

Re:	Figma, Inc.
Registration Statement on Form S-1
Filed July 1, 2025
Ladies and Gentlemen:
We are submitting this letter on behalf of Figma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 15, 2025 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-288451) initially filed by the Company with the Commission on July 1, 2025. Concurrently herewith, we are filing a copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 1.
Form S-1 file July 1, 2025
Prospectus Summary, page 2
1.We refer to your graphic presentation of non-GAAP operating margin on page 2 and elsewhere in your filing. Please revise to also present, with equal or greater prominence, the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
In response to the Staff’s comment, the Company has revised its disclosure in the cover art and on pages 2 and 155 of Amendment No. 1.

U.S. Securities and Exchange Commission
July 21, 2025

Notes to the Consolidated Financial Statements
Note 17. Subsequent Events (Unaudited), page F-51
2.We note your expanded subsequent events disclosures regarding additional RSU grants on May 28, 2025 and June 30, 2025. Please revise to disclose the estimated stock-based compensation expense that will impact your future financial statements. Refer to ASC 855-10-50-2(b). In addition, please include a full discussion of such grants and related estimated stock-based compensation expense in your discussion of significant impacts of stock-based compensation on page 143.
In response to the Staff’s comment, the Company has revised its disclosure on pages 144 and F-51 of Amendment No. 1.
* * * * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or in my absence, Michael Esquivel at (650) 335-7913.

Sincerely,

/s/ Ran Ben-Tzur
Ran Ben-Tzur
Partner

FENWICK & WEST LLP
cc:
Dylan Field, Chief Executive Officer and President
Praveer Melwani, Chief Financial Officer
Brendan Mulligan, Esq., General Counsel and Corporate Secretary
Figma, Inc.
Michael Esquivel, Esq.
Jennifer Hitchcock, Esq.
Aman Singh, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Richard Kim, Esq.
Latham & Watkins LLP